No Act

P.E. 1/30/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005203

February 2, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-2-15

Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
dschnell@wsgr.com

Re: Riverbed Technology, Inc.

Dear Mr. Schnell:

This is in regard to your letter dated January 30, 2015 concerning the shareholder proposal submitted by Amalgamated Bank's LongView MidCap 400 Index Fund for inclusion in Riverbed Technology's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Riverbed Technology therefore withdraws its January 21, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

DOUGLAS K. SCHNELL
Internet: dschnell@wsgr.com
Direct Dial: (650) 849-3275

January 30, 2015

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal From Amalgamated Bank's LongView MidCap 400 Index Fund Submitted to Riverbed Technology, Inc.

Ladies and Gentlemen:

In a letter dated January 21, 2015, we requested that the Staff of the Division of Corporation Finance concur that our client, Riverbed Technology, Inc. (the "Company"), could exclude the shareholder proposal and supporting statement (the "Proposal") submitted on behalf of Amalgamated Bank's LongView MidCap 400 Index Fund (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2015 Annual Meeting of Shareholders.

Attached as Exhibit A is an email from a representative of the Proponent withdrawing the Proposal on behalf of the Proponent. In reliance on that email, we withdraw the January 21, 2015, no-action request.

If you have any questions, please do not hesitate to contact me at the telephone number above, or my colleagues David J. Segre at (650) 320-4554 or Michael B. Garvey at (650) 849-3364.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Douglas K. Schnell

7260470_2

Enclosure

cc: Brett Nissenberg, Riverbed Technology, Inc.
Cornish F. Hitchcock, Esq. (by email: conh@hitchlaw.com)

Exhibit A

[please see attached]

Schnell, Douglas

From:	Cornish F Hitchcock <conh@hitchlaw.com>
Sent:	Thursday, January 29, 2015 2:48 PM
To:	Schnell, Douglas
Cc:	'Zdrazil, Scott'
Subject:	Shareholder proposal to Riverbed Technology

Mr. Schnell:

I am in receipt of your no-action letter to the SEC dated the 21st. I am not sure how it took so long for UPS to deliver the proposal to the correct address, but in any event, I am authorized to tell you that the LongView Fund hereby withdraws its proposal, which should render your request moot.

Please let me know if you have any questions.

Con Hitchcock

CORNISH F. HITCHCOCK | Hitchcock Law Firm PLLC
5614 Connecticut Avenue, N.W. | No. 304
Washington, D.C. 20015-2604
(202) 489-4813 | Fax: (202) 315-3552

W S G R Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

DOUGLAS K. SCHNELL
Internet: dschnell@wsgr.com
Direct Dial: (650) 849-3275

January 21, 2015

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal From Amalgamated Bank's LongView MidCap 400 Index Fund Submitted to Riverbed Technology, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Riverbed Technology, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted on behalf of Amalgamated Bank's LongView MidCap 400 Index Fund (the "Proponent") from the proxy materials (the "2015 Proxy Materials") to be distributed by the Company in connection with its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. Simultaneously, pursuant to Rule 14a-8(j), we are sending a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the 2015 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company intends to file its definitive proxy statement and form of proxy.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to remind the Proponent that if it submits correspondence to the Staff or the Commission with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

1. The Proposal

The Proposal, which is attached as Exhibit A, requests that the Company's Board of Directors take the necessary steps to declassify the Board of Directors.

2. Basis for Exclusion

The Company requests that the Staff concur in its view that it may exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Company did not receive it at its principal executive offices before the deadline for submitting shareholder proposals.

3. Analysis

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company received the Proposal on December 29, 2014. Evidence of the receipt of the Proposal on that date is attached as Exhibit B. That date is 19 days after the Company's deadline for submitting shareholder proposals in respect of the 2015 Annual Meeting, which was December 10, 2014. The Company's proxy materials filed on April 9, 2014, contained the following disclosure concerning the deadline for shareholder proposals at the 2015 Annual Meeting:

> **How can stockholders submit a proposal for inclusion in our Proxy Statement for the 2015 Annual Meeting?**
>
> To be included in our Proxy Statement for the 2015 Annual Meeting, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and be received by our Corporate Secretary at our principal executive offices no later than December 10, 2014, or no later than one hundred twenty (120) calendar days before the one-year anniversary of the date on which we first mailed our Notice or proxy materials to stockholders in connection with this year's Annual Meeting.

The December 10, 2014, deadline was calculated in accordance with Rule 14a-8(e)(2) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") and is 120 calendar days before the anniversary of the release date of the Company's proxy materials for its 2014 Annual Meeting of Shareholders.

On or about December 1, 2014, the Company received a letter dated November 25, 2014 (the "Purported Ownership Verification"), from the Proponent's custodian purporting to document the Proponent's continuous ownership of certain shares of the Company's common stock. A copy of the Purported Ownership Verification is attached as Exhibit C. The Purported Ownership Verification was not accompanied by the Proposal and did not constitute a shareholder proposal. Receipt of the Purported Ownership Verification did not create an obligation on the part of the Company to contact the Proponent to assist it in submitting a shareholder proposal. The delivery records attached as Exhibit B are unambiguous in showing that the Proposal was received at the Company's principal executive offices after the shareholder proposal deadline. SLB 14 places the onus on a shareholder proponent to ensure that its proposal is received at a company's principal executive offices before the shareholder proposal deadline. *See, e.g.*, *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a shareholder proposal received at the company's former principal executive offices prior to the submission deadline but at its current principal executive offices after the deadline); *JPMorgan Chase & Co.* (avail. Feb. 8, 2005) (concurring with the exclusion of a shareholder proposal when it was received after the submission deadline because of winter storm).

The Staff strictly construes the Rule 14a-8 deadline and frequently permits companies to exclude from their proxy materials proposals received at a company's principal executive offices after the deadline, even if only by one day and even if the deadline fell on a weekend or federal holiday. *See, e.g.*, *General Electric Company* (avail. Jan. 24, 2014) (concurring with the exclusion of a shareholder proposal received one day after the submission deadline); *Alpha Natural Resources* (avail. Mar. 5, 2012) (concurring with the exclusion of a shareholder proposal received one day after the submission deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a shareholder proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring with the exclusion of a shareholder proposal received two days after the submission deadline, which fell on a Saturday); *Smithfield Foods, Inc.* (avail. June 4, 2007) (concurring with the exclusion of a shareholder proposal received one day after the submission deadline).

The Proposal is excludable even though, as indicated by the delivery records attached as Exhibit B, it was mailed before the deadline. SLB 14 makes clear that a proposal must be "received at the company's principal executive offices by" the shareholder proposal deadline, and it encourages a shareholder to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." *See, e.g.*, *General Electric Company* (avail. Jan. 24, 2014) (concurring with the exclusion of a shareholder proposal received one day after the submission deadline, even though it was mailed prior to the deadline); *Equity LifeStyle Properties* (avail. Feb. 10, 2012) (concurring with the exclusion of a shareholder proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a shareholder proposal when it was received one day after the submission deadline, even though it was mailed one week earlier). The "postmark" date of November 25, 2014 (that is, the date that the Proposal was provided to the Proponent's agent for delivery to the Company) does not cause the Proponent's submission to be timely. Although the Purported Ownership Verification was received prior to the Company's shareholder proposal deadline, the Proposal was not received at the Company's principal executive offices until after the deadline. Rule 14a-8(e)(2) is clear that the "*proposal* must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" (emphasis added).

The Company has not provided the Proponent with a deficiency notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), a "company need not provide ... notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

4. Conclusion

The Company requests that the Staff concur with its view that, for the reasons stated above, it may exclude the Proposal from the 2015 Proxy Materials.

* * *

Should the Staff require additional information in support of the Company's position, please do not hesitate to contact me at the telephone number appearing on the first page of this letter, or my colleagues David J. Segre at (650) 320-4554 or Michael B. Garvey at (650) 849-3364.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Douglas K. Schnell

Enclosures

cc: Brett Nissenberg, Riverbed Technology, Inc.
Cornish F. Hitchcock, Esq. (by email: conh@hitchlaw.com)

Exhibit A

[please see attached]

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

25 November 2014

Mr. Brett A. Nissenberg
General Counsel, Senior Vice President of
Corporate and Legal Affairs and Secretary
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, California 94105

By UPS

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Nissenberg:

On behalf of the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), I am submitting the enclosed shareholder proposal for inclusion in the proxy statement that Riverbed Technology plans to circulate to shareholders in anticipation of the 2015 annual meeting. The proposal is being filed under SEC Rule 14a-8 and relates to classification of the board of directors. .

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of Riverbed Technology common stock for more than a year. A letter from Amalgamated Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2015 annual meeting, which a representative is prepared to attend.

We would be pleased to have a dialogue with the Company on the issues raised by this resolution. Please let me know if you would like to set something up.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The stockholders of Riverbed Technology, Inc. (the "Company") request that the board of directors take the necessary steps under applicable state law to declassify the board of directors so that all directors are elected annually, such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT

The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of the Company and its stockholders.

Riverbed Technology's board is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

We believe that electing directors in this manner is one of the best methods available to stockholders to ensure that a company will be managed in a manner that is in the best interest of stockholders.

The evidence indicates that shareholders at other companies favor declassified boards. The Conference Board reports that at annual meetings of Russell 3000 companies that were held in the first six months of 2014, votes in favor of proposals to declassify the board averaged 80.6 percent of the votes. Half of the Company's peers in the S&P MidCap 400 elect all directors annually, and the number of companies using this approach has grown in recent years.

We believe that this reform is needed.

WE URGE YOU TO VOTE **FOR** THIS RESOLUTION.

Exhibit C

[please see attached]


amalgamated
bank

25 November 2014

Mr. Brett A. Nissenberg
General Counsel, Senior Vice President of Corporate and Legal Affairs and Secretary
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, CA 94105

Via courier

Re: Shareholder proposal for 2015 annual meeting

Dear Mr. Nissenberg:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

On the date Mr. Hitchcock submitted the Fund's resolution, November 25, 2014, the Fund beneficially owned 92,300 shares of Riverbed Technology, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2015 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First Vice President – Director of Corporate Governance

275 Seventh Avenue
New York, NY 10001
amalgamatedbank.com